EXHIBIT 99.1

Bezeq The Israel Telecommunications Corporation Ltd.

(the “Company”)

To:

Israel Securities Authority

Tel Aviv Stock Exchange Ltd.

Re: Immediate Supplementary Report - Extended Validity of Wholesale Market Payments

Tel Aviv, Israel - March 19, 2019 - Bezeq The Israel Telecommunication Corp., Ltd. (TASE: BEZQ), announced that further to the Company’s Immediate Reports dated November 12, 2018 and December 27, 2018 concerning extension of the validity of payments for wholesale services for infrastructure ownership until the completion of the regulatory process in a hearing for the years 2019-2022, an Immediate Report is given that on March 18, 2019 the Ministry published the hearing on the matter. According to the hearing, the Ministry intends to update the prices, inter alia, based on assumptions in respect of the scale of demand, trends in equipment prices and their effect on the costs of supply of the service in an economic model. The Company is studying the hearing documents.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.